December 10, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:
Response Letter to SEC comment letter Dated November 30, 2018

American Resources Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed October 16, 2018

File No. 333-226042

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form S-1/A filed November 20, 2018

Prospectus Summary
Current Projects, page 5

1.
We note your disclosure on page 5 indicating that your recent acquisition of Wyoming County Coal LLC is immaterial to your operations and your disclosure on page 73 indicating that you do not anticipate having operations at Wyoming County Coal LLC for the foreseeable future. Additionally, we note a recent press release (https://www.coalage.com/breaking-news/american-resources-acquires-met-coal- mining-complex-in-west-virginia/) valuing the transaction at $16 million and indicating that you plan to begin development over the next 18 months with production starting in 2020. Please tell us how you determined that this property was not material considering the acquisition appears to be material in terms of total assets. Additionally please reconcile the disclosure in the prospectus regarding your development and production plans for this property with the news article.

Response: We have amended the Form S1 to characterize Wyoming County Coal as a material property and have included relevant information consistent with our other material properties.

Series A Preferred Stock- Anti-Dilution Provisions, page 43

2.
We note your disclosure that "the Series A Preferred stock (481,780 shares) shall have full anti-dilution protection until March 1, 2020 and that "the Series A Holdings held by the Series A Holders shall be convertible into, and/or equal to, no less than Seventy-Two Percent (72.0%) of the fully-diluted common stock outstanding of the company." It appears that that the Series A Preferred stock is convertible into a variable number of shares and not into a fixed number of shares as indicated elsewhere in your filing. Thus, the embedded conversion feature may be deemed a derivative subject to bifurcation from the host contract pursuant to ASC 815-15-25-1. Please address the following:

- tell us the effective date of the "enhanced anti-dilution provision" as further referenced on page 8.
- confirm to us whether you have separated the conversion option from the host contract. If not, tell us why and refer to your basis in the accounting literature.

Additionally, please disclose the anti-dilution provision of the Series A Preferred Stock in a note to the financial statements, including your basis of accounting and its potential impact on the financial statements upon the completion of your public offering.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038

Response:

-The anti-dilution rights have been present since the merger of Quest Energy Inc with NGFC Equities, Inc on January 5, 2017. These rights were amended on November 5, 2018. The full description of these rights were previously disclosed in the “Description of Securities” section of the Form S1.
-Based on our evaluation under ASC 815 the embedded item is clearly and closely related to the host which has deemed to be an equity instrument. As such, the proper treatment is not to bifurcate the embedded item.
-A disclosure of the anti-dilution provision of the Series A Preferred stock has been made in the notes to the financial statements.

Basis of Presentation and Consolidation, page F-18

3.
We reissue our prior comment 4. Please revise to conform with the expanded disclosures on ERC Mining LLC and Land Resources & Royalties LLC as contained on page F-7 of your amended Form 10-K filed October 22, 2018.

Response: We have made the correction on the relevant pages.

Coal Property and Equipment, page F-21

4.
Consistent with the related footnote in the Form 10-K/A, please delete the sentence as follows: "Coal properties are depreciated using the units-of-production method, over the estimated coal deposits.".

Response: We have made the correction on the relevant pages.

Furthermore, in addition to the to the above responses to the SEC’s questions, we updated the enclosed S-1/A (amendment 3) to include the name of the underwriter (Maxim Group, LLC) and some edits from the underwriter’s counsel, Loeb & Loeb LLP, most notably being in the Underwriting section.

After review of the responses and the amended S-1, please let us know if you have additional questions or comments

/s/ Thomas Sauve
Thomas Sauve
President

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038